Exhibit 99.3

THIS ANNOUNCEMENT CONTAINS INSIDE INFORMATION

Not for release, publication or distribution, in whole or in part, in or into any jurisdiction where to do so would constitute a violation of the relevant laws of such jurisdiction

For immediate release

17 December 2018

RANDGOLD RESOURCES LIMITED

DECLARATION OF INTERIM DIVIDEND AND ISSUANCE OF SHARES

Declaration of interim dividend

Randgold Resources Limited (“Randgold”) announces that, in anticipation of the completion of the all-share merger of Randgold and Barrick Gold Corporation (“Barrick”) pursuant to a scheme of arrangement (the “Scheme”) under Article 125 of the Companies (Jersey) Law, 1991 (the “Merger”), it has recommended an interim dividend payment of USD 2.69 per share. The interim dividend will be paid on 11 January 2019 to Randgold Shareholders on the register as at the Scheme Record Time, which is anticipated to be at 6:00 p.m. (GMT) on 28 December 2018. This will be the last dividend paid by Randgold. Randgold Shareholders are reminded that dividend payments are declared in USD. Randgold Shareholders who prefer to receive dividends in British Pounds (“GBP”) can elect to receive GBP by completing a form that can be downloaded at http://www.randgoldresources.com/2018-dividend and which must be completed by 6:00 p.m. (GMT) (1:00 p.m. (ET)) on 28 December 2018.

Issuance of shares

In anticipation of the issuance of shares to awardholders in connection with the vesting of awards under the Randgold Share Plans, application has been made to the UK Listing Authority and the London Stock Exchange plc for 763,832 ordinary shares of USD 0.05 to be admitted to the Official List (the “Allotted Shares”). Randgold will issue such Allotted Shares on 18 December 2018.

Following admission of the Allotted Shares, Randgold will have 95,246,378 ordinary shares of USD 0.05 with voting rights in issue, including the 60,722 shares which were previously held on trust but will now be used for the purposes of satisfying awards.

Capitalised terms used but not otherwise defined in this announcement have the meanings given to them in the Scheme Document.

ENQUIRIES

RANDGOLD
Chief Executive Officer Mark Bristow	Finance Director and Chief Financial Officer Graham Shuttleworth	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Further information

This announcement is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the Merger or otherwise, nor shall there be any sale, issuance or transfer of securities of Randgold in any jurisdiction in contravention of applicable law. The Merger will be implemented solely by means of the Scheme Document, which contains the full terms and conditions of the Merger. Any decision in respect of, or other response to, the Merger should be made only on the basis of the information contained in the Scheme Document and this announcement

This announcement does not constitute a prospectus or prospectus equivalent document.

Overseas jurisdictions

The release, publication or distribution of this announcement in or into jurisdictions other than Canada, the United States, the United Kingdom and Jersey may be restricted by law and therefore any persons who are subject to the law of any jurisdiction other than Canada, the United States, the United Kingdom and Jersey should inform themselves about, and observe, any applicable legal or regulatory requirements. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. Relevant clearances have not been, and will not be, obtained from the securities commission or similar regulatory authority of any province or territory of Canada. To the fullest extent permitted by applicable law, the companies and persons involved in the Merger disclaim any responsibility or liability for the violation of such restrictions by any person. This announcement has been prepared for the purposes of complying with applicable English law, Jersey law, certain applicable securities laws in Canada and the United States, the Listing Rules, the rules of the London Stock Exchange and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of the UK and Jersey.

Copies of this announcement and formal documentation relating to the Merger will not be and must not be, mailed or otherwise forwarded, distributed or sent in, into or from any Restricted Jurisdiction or any jurisdiction where to do so would violate the laws of that jurisdiction and persons receiving such documents (including custodians, nominees and trustees) must not mail or otherwise forward, distribute or send them in or into or from any Restricted Jurisdiction.

Further details in relation to Overseas Shareholders are contained in the Scheme Document and Randgold Shareholders are advised to read carefully the Scheme Document.

Cautionary note regarding forward-looking statements

This announcement (including information incorporated by reference in this announcement), oral statements made regarding the Merger, and other information published by Randgold contain statements which are, or may be deemed to be, “forward-looking statements” or “forward-looking information” under applicable securities laws (collectively referred to as “forward-looking statements”). Forward-looking statements are prospective in nature and are not based on historical facts, but rather on current expectations and projections of the management of Randgold about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.

The forward-looking statements contained in this announcement include statements relating to the interim dividend, Scheme Record Time and Allotted Shares, and other statements other than historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “is subject to”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Although Randgold believes that the expectations reflected in such forward-looking statements are reasonable, Randgold can give no assurance that such expectations will prove to be correct. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements.

These factors include, but are not limited to: the ability to consummate the Merger; the ability of Barrick and Randgold to successfully integrate their respective operations and retain key employees; the potential impact of the Announcement, the Scheme Document, this announcement or the consummation of the Merger on relationships, including with employees, suppliers, customers and competitors; future market conditions; and changes in general economic, business and political conditions; the behaviour of other market participants; the anticipated benefits from the proposed transaction not being realised as a result of changes in general economic and market conditions in the countries in which Barrick and Randgold operate; weak, volatile or illiquid capital and/or credit markets, changes in tax rates, interest rate and currency value fluctuations; the degree of competition in the geographic and business areas in which Barrick and Randgold operate; changes in laws or in supervisory expectations or requirements; and the risk factors set out at Part 4 (Risk factors) of the Scheme Document and elsewhere in the Scheme Document. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Such forward-looking statements should therefore be construed in the light of such factors. Neither Randgold, nor any of its associates or directors, officers or advisers, provides any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements in this announcement will actually occur. You are cautioned not to place undue reliance on these forward-looking statements. Other than in accordance with their legal or regulatory obligations (including, but not limited to, under the Listing Rules and the Disclosure and Transparency Rules), Randgold is under no obligation, and Randgold expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Dealing disclosure requirements

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s), save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

The defined terms used in this section “Dealing disclosure requirements” are defined in the Code which can be found on the Takeover Panel’s website.

Publication on Website

A copy of this announcement and all information incorporated into this announcement by reference to another source will be made available (subject to any applicable restrictions relating to persons resident in Restricted Jurisdictions) on Randgold’s website at http://www.randgoldresources.com by no later than 12 noon (Greenwich Mean Time) on the Business Day following the date of publication of this announcement. For the avoidance of doubt, save as expressly referred to in this announcement, the content of these websites is not incorporated into and do not form part of this announcement.

Randgold Shareholders may request a copy of this announcement (and any information incorporated into it by reference to another source) in hard copy form. You may also request that all future documents, announcements and information sent to you in relation to the Merger should be in hard copy form. For persons who receive a copy of this announcement in electronic form or via a website notification, a hard copy of this announcement will not be sent unless so requested. Such requests may be made by contacting Computershare during business hours on 0370 707 4040 (+44 370 707 4040 if calling from outside the UK) or by submitting a request in writing to Computershare Investor Services PLC, Corporate Actions Team, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ.

If you are a Randgold ADS Holder, you should instead make the request by writing to the Depositary, Citibank, N.A. The Depositary can also be reached by calling 1-877-248-4237 from within the US or (781) 575-4555 from outside the US or via email at citibank@shareholders-online.com.